SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

Forma Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

34633R 104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34633R 104	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons Novartis Bioventures Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,757,057
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,757,057

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,757,057
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.71%
12.	Type of Reporting Person (see instructions) CO

CUSIP No. 34633R 104	13G	Page 3 of 6 Pages

1.	Names of Reporting Persons Novartis AG
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,757,057
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,757,057

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,757,057
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.71%
12.	Type of Reporting Person (see instructions) CO

CUSIP No. 34633R 104	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer: Forma Therapeutics Holdings, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 300 North Beacon Street, Suite 501, Watertown MA 02472
Item 2(a).

Name of Person Filing:

This statement is filed on behalf of the following persons with respect to the shares of Common Stock of the Issuer:

(i)         Novartis Bioventures Ltd., a Swiss corporation, with respect to shares held by it; and

(ii)        Novartis AG, a Swiss corporation, as the publicly owned parent of Novartis Bioventures Ltd., with respect to the shares held by Novartis Bioventures Ltd.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of Novartis Bioventures Ltd. and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.
Item 2(c).

Citizenship:

Novartis Bioventures Ltd. is a corporation organized under the laws of Switzerland and is an indirect wholly-owned subsidiary of Novartis AG.

Novartis AG is a corporation organized under the laws of Switzerland and is the publicly owned parent of Novartis Bioventures Ltd.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share (“Common Stock”).
Item 2(e).	CUSIP Number: 34633R 104.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. 34633R 104	13G	Page 5 of 6 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Novartis Bioventures Ltd. is the record owner of 1,757,057 shares of Common Stock of the Issuer. As the indirect parent of Novartis Bioventures, Ltd., Novartis AG may be deemed to beneficially own these securities.

(b)	Percent of Class:

3.71% of the Issuer’s outstanding Common Stock, based upon 47,404,601 shares of Common Stock issued and outstanding as of November 9, 2021, as reported by the Issuer in a Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: Not applicable

(ii)	Shared power to vote or to direct the vote: 1,757,057

(iii)	Sole power to dispose or to direct the disposition of: Not applicable

(iv)	Shared power to dispose or to direct the disposition of: 1,757,057

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not applicable.

CUSIP No. 34633R 104	13G	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Novartis Bioventures Ltd.

/s/ Bart Dzikowski
Name: Bart Dzikowski Title: Secretary of the Board

/s/ Beat Steffen
Name: Beat Steffen Title: Authorized Signatory

Novartis AG

/s/ Bart Dzikowski
Name: Bart Dzikowski
Title: Authorized Signatory

/s/ Beat Steffen
Name: Beat Steffen
Title: Authorized Signatory

INDEX EXHIBIT

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.3	Joint Filing Agreement